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                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)
                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934



                               PNG Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69350G303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 17, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following pages)
                               (Page 1 of 10 Pages)

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 2 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg PNG Investments LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES                 the 5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior
BENEFICIALLY              Secured Convertible Exchangeable Note or Series B
                          Senior Secured Convertible Exchangeable Note of Earth
   OWNED                  Biofuels, Inc.) (See Item 4 below)

  BY EACH                 $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429
 REPORTING                shares of Common Stock (See Item 4 below)

  PERSON                  $3,188,235 principal amount of 15% Subordinated
                          Convertible Promissory Notes of Issuer convertible
   WITH                   into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 3 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES                 the 5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior
BENEFICIALLY              Secured Convertible Exchangeable Note or Series B
                          Senior Secured Convertible Exchangeable Note of Earth
   OWNED                  Biofuels, Inc.) (See Item 4 below)

  BY EACH                 $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429
 REPORTING                shares of Common Stock (See Item 4 below)

  PERSON                  $3,188,235 principal amount of 15% Subordinated
                          Convertible Promissory Notes of Issuer convertible
   WITH                   into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 4 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES                 the 5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior
BENEFICIALLY              Secured Convertible Exchangeable Note or Series B
                          Senior Secured Convertible Exchangeable Note of Earth
   OWNED                  Biofuels, Inc.) (See Item 4 below)

  BY EACH                 $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429
 REPORTING                shares of Common Stock (See Item 4 below)

  PERSON                  $3,188,235 principal amount of 15% Subordinated
                          Convertible Promissory Notes of Issuer convertible
   WITH                   into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 5 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES                 the 5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior
BENEFICIALLY              Secured Convertible Exchangeable Note or Series B
                          Senior Secured Convertible Exchangeable Note of Earth
   OWNED                  Biofuels, Inc.) (See Item 4 below)

  BY EACH                 $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429
 REPORTING                shares of Common Stock (See Item 4 below)

  PERSON                  $3,188,235 principal amount of 15% Subordinated
                          Convertible Promissory Notes of Issuer convertible
   WITH                   into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86%  (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 6 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES
                          the 5,800,000 shares of Common Stock issuable upon
BENEFICIALLY              either the exchange of the Amended and Restated Senior
                          Secured Convertible Exchangeable Note or Series B
   OWNED                  Senior Secured Convertible Exchangeable Note of Earth
                          Biofuels, Inc.) (See Item 4 below)
  BY EACH
                          $55,928.57 principal amount of a 12% Convertible
 REPORTING                Promissory Note of Issuer convertible into 621,429
                          shares of Common Stock (See Item 4 below)
  PERSON
                          $3,188,235 principal amount of 15% Subordinated
   WITH                   Convertible Promissory Notes of Issuer convertible
                          into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 7 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
              7           SOLE VOTING POWER

                          0
              ----------- -----------------------------------------------------
              8           SHARED VOTING POWER

 NUMBER OF                7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc. (includes
   SHARES                 the 5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior
BENEFICIALLY              Secured Convertible Exchangeable Note or Series B
                          Senior Secured Convertible Exchangeable Note of Earth
   OWNED                  Biofuels, Inc.) (See Item 4 below)

  BY EACH                 $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429
 REPORTING                shares of Common Stock (See Item 4 below)

  PERSON                  $3,188,235 principal amount of 15% Subordinated
                          Convertible Promissory Notes of Issuer convertible
   WITH                   into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See
              Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 8 of 10 Pages
----------------------------                        ----------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 3") amends the Schedule 13D filed on July 10, 2008 [File Number 005-84091] (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed on August 8, 2008 (the "Amendment No. 1") and as amended by the Schedule 13D/A filed on August 23, 2008 (the "Amendment No. 2", and the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the "Amended Schedule 13D").

     This Amendment No. 3 is being filed by Castlerigg PNG Investments LLC, a Delaware limited liability company ("Castlerigg LLC"); Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D/A and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") was filed as Appendix II to the Original Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is being amended by adding the following:

     On October 17, 2008, Castlerigg LLC delivered to EBOF the Exchange Notice attached hereto as Exhibit 15 (the "Exchange Notice"), whereby Castlerigg LLC elected to exchange $58,000,000 in principal amount of its Amended EBOF-Castlerigg Note for the PNG Exchange Shares. On October 22, 2008, Castlerigg LLC delivered to EBOF the letter attached hereto as Exhibit 16, whereby Castlerigg LLC elected to reduce the principal amount of the Amended EBOF-Castlerigg Note to be exchanged pursuant to the Exchange Notice to $55,000,000 in principal amount of its Amended EBOF-Castlerigg Note for 5,500,000 of the PNG Exchange Shares (the "Exchange"). The Exchange has not been consummated as of the date of this filing.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

The second sentence of Item 5(a) of the Amended Schedule 13D is being amended and restated as follows:

The shares issuable to Castlerigg LLC upon conversion of the PNG Note and upon exchange of the EBOF-Castlerigg Notes, together with the additional shares of Common Stock also subject to the Proxy, represent approximately 66.86% of the shares of Common Stock outstanding based on 11,398,309 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K, filed by the Issuer on August 19, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is being amended by adding the following:

     On October 17, 2008, Castlerigg LLC delivered to EBOF the Exchange Notice attached hereto as Exhibit 15, whereby Castlerigg LLC elected to exchange $58,000,000 in principal amount of its Amended EBOF-Castlerigg Note for the PNG Exchange Shares. On October 22, 2008, Castlerigg LLC delivered to EBOF the letter attached hereto as Exhibit 16, whereby Castlerigg LLC elected to reduce the principal amount of the Amended EBOF-Castlerigg Note to be exchanged pursuant to the Exchange Notice to $55,000,000 in principal amount of its Amended EBOF-Castlerigg Note for 5,500,000 of the PNG Exchange Shares.

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 9 of 10 Pages
----------------------------                        ----------------------------

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Amended Schedule 13D is being amended by adding the following:

15. Exchange Notice, dated as of October 17, 2008, delivered by Castlerigg LLC to EBOF.

16. Letter, dated as of October 22, 2008, delivered by Castlerigg LLC to EBOF.


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----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 10 of 10 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 22, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            THOMAS E. SANDELL

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell

Exhibit 15

                                   EXHIBIT II



                              EARTH BIOFUELS, INC.

                                 EXCHANGE NOTICE


Reference is made to the Amended and Restated Senior Secured Exchangeable Convertible Note (the "NOTE") issued to the undersigned by Earth Biofuels, Inc. (the "COMPANY"). In accordance with and pursuant to the Note, the undersigned hereby elects to exchange the Exchange Amount (as defined in the Note) of the
Note indicated below into shares of PNG Shares (as defined in the Note).

Date of Exchange:               October 17, 2008
Aggregate Exchange Amount to be exchanged:        $58,000,000
Please confirm the following information:
Exchange Price:                $10.00
Number of shares of PNG Shares to be issued:    5,800,000

Notwithstanding anything to the contrary contained herein, if the Holder is subject to Section 4(d) of the Note, this Exchange Notice shall constitute a representation by the Holder of the Note submitting this Exchange Notice that, after giving effect to the exchange provided for in this Exchange Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's affiliates) of a number of PNG Shares which exceeds the Maximum Percentage of the total outstanding PNG Shares as determined pursuant to the provisions of Section 4(d)(i) of the Note. Please issue the PNG Shares into which the Note is being exchanged in the following name and to the following address:
Issue to:               Sandell Asset Management
                        40 West 57th Street
                        New York, NY 10019
Facsimile Number:      (212) 603-5710
Authorization:                  /s/ Timothy O'Brien
By:                             Timothy O'Brien
Title:                          Chief Financial Officer of Sandell Asset
                                Management Corp., investment manager to
                                Castlerigg Master Investments Ltd.
Dated:      October 17, 2008
Account Number:                 Credit Suisse DTC 355
  (if electronic book entry transfer)
Transaction Code Number:
  (if electronic book entry transfer)

Exhibit 16

                         CASTLERIGG PNG INVESTMENTS LLC
                            Sandell Asset Management
                               40 West 57th Street
                               New York, NY 10019

October 22, 2008

Earth Biofuels, Inc.
3001 Knox Street, Suite 403,
Dallas, Texas 75205
Attention:  Dennis McLaughlin

                  RE: EXCHANGE NOTICE OF OCTOBER 17, 2008

To whom it may concern,

          Reference is hereby made to (i) that certain Amended and Restated Senior Secured Exchangeable Convertible Note, dated July 24, 2006 and amended on June 26, 2008 (the "NOTE"), issued by Earth Biofuels, Inc., a Delaware corporation ("EBOF") to Castlerigg PNG Investments LLC ("CASTLERIGG") and (ii) that certain Exchange Notice of Castlerigg, dated October 17, 2008 (the "EXCHANGE NOTICE"), whereby Castlerigg elected to exchange $58,000,000 of the principal amount of the Note for 5,800,000 shares of common stock, $0.001 par value (the "COMMON STOCK") of PNG Ventures, Inc., a Nevada Company (the "COMPANY").

          In connection with the Exchange Failure (as defined in the Note) with respect to the Exchange Notice, pursuant to Section 4(c)(ii) of the Note, Castlerigg hereby elects to reduce the principal amount of the Note to be exchanged pursuant to the Exchange Notice by voiding its election to exchange $3,000,000 of the principal amount of the Note for 300,000 shares of Common Stock of the Company. Please note that Castlerigg's election pursuant to the Exchange Notice to exchange $55,000,000 of the principal amount of the Note for 5,500,000 shares of Common Stock of the Company remains in full force and effect.

          If you have any questions, please contact Matthew Pliskin at (212) 603-5822 or Jamil French at (212) 603-5837 at Castlerigg.

                            Very truly yours,

                                    CASTLERIGG PNG INVESTMENT LLC
                                    By:  Castlerigg Master Investments Ltd.,
                                         its sole member

                                    By:  Sandell Asset Management Corp.,
                                         its investment manager


                                    By: /s/ Thomas E. Sandell
                                        --------------------------------------
                                        Name: Thomas E. Sandell
                                        Title: Chief Executive Officer







CC:   Eleazer N. Klein, Esq., Schulte Roth & Zabel LLP
      Gregory Sichenzia, Esq., Sichenzia Ross Friedman Ference LLP